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SEC FILE NUMBER
001-32462

CUSIP NUMBER
69349H107

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

	For the Transition Period Ended:	n/a

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
PNM Resources, Inc.

Full Name of Registrant
n/a

Former Name if Applicable
Alvarado Square

Address of Principal Executive Office (Street and Number)
Albuquerque, New Mexico 87158

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As reported in a Current Report on Form 8-K filed on August 2, 2007, management of PNM Resources, Inc. (“PNMR”), along with that of its wholly owned subsidiary, Public Service Company of New Mexico (“PNM”), determined on August 1, 2007 that in accordance with Securities and Exchange Commission Staff Accounting Bulletin 108 the audited financial statements included in the PNMR and PNM Annual Reports on Form 10-K for the fiscal year ended December 31, 2006 and the unaudited financial statements included in the PNMR and PNM Quarterly Reports on Form 10-Q for the quarterly period ended March 31, 2007 should be restated to correct an error in recording the amortization of gains on sale-leaseback transactions that occurred in 1984 and 1985. The items to be restated and the impacts of the error were set forth in that Form 8-K. In summary, the impacts reported in that Form 8-K were to increase retained earnings at January 1, 2004 by $15.5 million and to decrease earnings for periods after that date by $1.3 million annually.

PNMR is working diligently on the process of revising the Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007 to reflect this restatement, which will necessitate amended filings on Form 10-K/A and Form 10-Q/A, respectively. Management of PNMR believes the Form 10-K/A and Form 10-Q/A, reflecting the restatement, should be filed before it is appropriate for its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 to be filed. However, the process of filing the Form 10-K/A and Form 10-Q/A is not complete at this time and cannot be completed by the due date of the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 without undue effort and expense. Accordingly, this Form 12b-25 Notification of Late Filing is being filed. Management of PNMR believes that the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007, as well as the Form 10-K/A and Form 10-Q/A, will be filed within five days of the original due date of the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Thomas G. Sategna	(505)	241-2700
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although PNMR is working diligently on the process, it has not finalized its financial statements for the quarter ended June 30, 2007. On August 2, 2007, PNMR issued a press release announcing its preliminary unaudited results of operations for the quarter ended June 30, 2007 setting forth net earnings for the quarter of $20.2 million, or $0.26 per diluted share, as compared to $16.0 million, or $0.23 per diluted share, for the quarter ended June 30, 2006. Net earnings for 2007 is positively impacted by the recognition of an income tax benefit of $16.0 million for a settlement with the IRS regarding previously unrecognized tax benefits. Other factors impacting net earnings are increases due to better plant performance at the San Juan Generating Station and the Palo Verde Nuclear Generating Station, offset by decreased performance at the Four Corners Power Plant; net increases due to regulated load growth and weather impacts; changes in First Choice Power earnings, excluding mark-to-market impacts; changes in wholesale marketing activity; mark-to-market losses; higher coal costs; non-recurring costs related to forming the EnergyCo joint venture, the loss due to an impairment of an intangible asset, and the loss on assets contributed to EnergyCo; and higher financing costs.

PNM Resources, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 9, 2007	By	/s/ Thomas G. Sategna

Vice President and Corporate Controller